Exhibit 99.1

Enerplus Shareholders Approve Stock Dividend Program

CALGARY, May 11, 2012 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce that shareholders today approved the implementation of a Stock Dividend Program ("SDP") at our Annual & Special Meeting.

Effective June 1st, 2012, all Enerplus shareholders will now be able to receive dividends in the form of shares instead of receiving a cash dividend. Participation in the SDP is optional and allows Enerplus shareholders to continue to receive cash dividends unless they elect to participate in the SDP.

Benefits of the SDP

•	Dividends will be paid in the form of shares to those shareholders who elect to participate in the SDP at 95% of the weighted average market price calculated 5 days before the payment date and all fees associated with the SDP will be paid by Enerplus.
•	Participation in the SDP is not expected to generate dividend income for Canadian shareholders holding their shares in taxable accounts. Shares issued under the SDP will have a nominal cost for Canadian tax purposes and as a result, receipt of stock dividends under the SDP will effectively result in a downward adjustment to the shareholder's cost base and would be taxed as a capital gain or loss upon the eventual sale of the shares. In addition, Canadian shareholders participating in the SDP may also benefit if the tax rate on capital gains is lower than the tax rate on dividend income applicable to their individual circumstances.
•	Non-Canadian shareholders holding Enerplus shares in a taxable account who elect to participate in the SDP are not expected to be subject to Canadian withholding taxes that typically range from 15% - 25% on dividends paid by Enerplus. Therefore the number of shares received under the SDP will reflect the entire amount of the stock dividend.
•	Shareholders can elect to receive stock dividends on all or some of their shares.
•	Shareholders with tax-deferred accounts are not expected to be impacted.

All shareholders are advised to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends. For more details discussing the potential tax consequences of the SDP, please refer to Enerplus' Management Information Circular dated March 9, 2012 filed on SEDAR and EDGAR and available on our website at http://www.enerplus.com/investor/financial/reports.cfm.

How to Enroll in the SDP

Shareholders wishing to participate in the SDP should contact their broker or intermediary or, in the case of registered shareholders, contact our transfer agent, Computershare Trust Company, or visit our website to obtain the necessary enrolment forms.

Termination of the Current Dividend Reinvestment Plan

As a result of receiving shareholder approval for the SDP, the current Dividend Reinvestment Plan ("DRIP") will be terminated on May 25, 2012.  As a result, all Shareholders who are currently participating in our DRIP program will need to make an election to participate in the SDP and must either contact their broker to enroll or if they are a registered shareholder, complete the enrolment forms available on our website. Cash dividends will be paid unless Shareholders make an election to participate in the SDP.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future payments of dividends, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 12:15e 11-MAY-12